EX-99.77C  VOTES

SHAREHOLDER VOTING RESULTS

     On November 26, 2003, a special joint meeting of shareholders was held. Shareholders of record on September 30, 2003, were entitled to vote on the proposal described below.

(1) To approve an Agreement and Plan of Reorganization providing for the transfer of all assets of the Fund to a mutual fund in either Ivy Funds (a Massachusetts business trust) or Ivy Funds, Inc. (a Maryland corporation), as described in the accompanying Proxy Statement/Prospectus, in exchange for shares of that fund and the assumption by that fund of all of the Fund's liabilities.

                                         VOTES          VOTES       VOTES
                                          FOR          AGAINST     WITHHELD

Advantus Money Market Fund, Inc.    17,505,882.710   372,045.310  828,526.850